FORM 51-102F3
Material Change Report

Item 1	Name and Address of Company

The full name of the Company and the address of its principal office in Canada is:

POLYMET MINING CORP.
2350 – 1177 West Hastings Street
Vancouver, B.C. V6E 2K3

Item 2	Date of Material Change

The date of the material change is November 15, 2005.

Item 3	News Release

The date of issuance of the news release was November 15, 2005.

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the TSX Venture Exchange and through CCN Mathews.

Item 4	Summary of Material Change

Polymet Mining Corp. (the "Company") has completed the acquisition of additional ore processing facilities by paying cash and by the issuance of 6,200,547 common shares of the Company to Cliffs Erie L.L.C.

Item 5	Full Description of Material Change

The Company announced that on November 15, 2005, its U.S. subsidiary completed acquisition of selected parts of the former LTV Steel Mining Company (LTVSMC) ore processing facilities in northeastern Minnesota that were optioned from Cliffs Erie L.L.C., a subsidiary of Cleveland-Cliffs, Inc (NYSE: CLF), as originally announced by news release dated September 14, 2005.

Closing on the asset purchase agreement was completed on November 15, 2005 by the parties in Minneapolis, Minnesota. The plant assets now owned by the Company include crushing, milling and flotation capacity, complete spare parts, plant site buildings, real estate, tailings impoundments and mine work shops, as well as access to the extensive mining infrastructure near Hoyt Lakes, Minnesota.

At the closing, the Company issued to Cliffs Erie L.L.C. 6,200,547 shares in the capital of the Company. In accordance with current securities laws, such shares are not transferable for four months. The Company retains a first right to buyback or place the shares under the agreement.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted in this report.

Item 8	Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or the name of an officer through whom such executive officer may be contacted is as follows:

Name:	William Murray, President
Bus. Tel:	(604) 669-4701

Item 9	Date of Report

Dated at Vancouver, British Columbia, this 18th day of November, 2005.

“William Murray”
William Murray, President